Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated May 14, 2025 (except for the effects of the reverse recapitalization described in Note 1 and Note 3, as to which the date is March 11, 2026), with respect to the consolidated financial statements of Kodiak AI, Inc. (formerly Kodiak Robotics, Inc.) included in Post-Effective Amendment No. 1 to the Registration Statement (Form S-1 No. 333-290832) and related Prospectus of Kodiak AI, Inc. for the registration of 184,793,176 shares of common stock and 14,300,000 warrants to purchase shares of common stock.

/s/ Ernst & Young LLP

San Jose, CA

March 11, 2026